FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2015

Commission File Number: 001-12440

ENERSIS S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNIFICANT EVENT

ENERSIS S.A.

Securities Registration Record No. 175

Santiago, April 22, 2014.

Ger. Gen. No.  36/2015.

Mr.

Carlos Pavez Tolosa

Superintendent of Securities and Insurance

Superintendence of Securities and Insurance

Av. Libertador Bernardo O’Higgins N° 1449

Santiago, Chile

Ref.:      SIGNIFICANT EVENT

Dear Sir,

In accordance with articles 9 and 10, paragraph 2, under Securities Market Law N°18,045, and as established under General Norm N° 30 of the Superintendence, duly authorized on behalf of Enersis S.A. (“Enersis” or the “Company”), I hereby inform you of the following significant event:

The Board of Directors of Enersis, in its session held today, has been informed of a significant event released today by its parent company, the Italian company Enel SpA, in which Enel refers to the convening of the Board of Directors of Enersis , Endesa Chile and Chilectra to begin the analysis of an eventual corporate reorganization process, with the intention of separating electricity generation and distribution activities  in Chile from those  in other Latin American countries.

This Board of Directors has unanimously decided to attach hereto copies of the significant event, in both  Italian and English, in order to make it known to all the Enersis’ shareholders. In addition, it has been decided that once the new Board of Directors is appointed, the Board of Director must evaluate the possible reorganization by initiating a study of the aforementioned proposal at the upcoming Board of Directors meeting to be held on April 28, 2015. Enersis will duly inform the Superintendence of Securities and Insurance, all of its shareholders and the market in general, regarding all the decisions adopted regarding this matter.

Sincerely yours,

Luca D’Agnese
Chief Executive Officer

c.c.       Bolsa de Comercio de Santiago (Santiago Stock Exchange).

             Bolsa Electrónica de Chile (Electronic Stock Exchange).

             Bolsa de Corredores de Valparaíso (Valparaíso Stock Exchange).

             Banco Santander Santiago – Bondholders Representative.

             Comisión Clasificadora de Riesgos (Rick Classification Commission).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERSIS S.A.

By: /s/ Luca D’Agnese
--------------------------------------------------

Title: Chief Executive Officer

Date: April 23, 2015